May 4, 2006



Mail Stop 3561



Mr. Luke Lalonde
President
SuperDirectories, Inc.
5337 Route 374
Merrill,  NY  12955



      Re:	SuperDirectories, Inc.
            4.02 Form 8-K dated March 30, 2006
		Filed April 27, 2006
		File No. 0-51533


Dear Mr. Lalonde:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Please amend Item 4.02 of your Form 8-K to identify the financial statements and years or periods that have been restated, and the date on which your board of directors, committee, or officers concluded that such financial statements contained error(s). Disclose the nature of each type of accounting error or misapplication of accounting principles. As necessary, clarify the effect of the errors or misapplications on the financial statements.

2. Please briefly describe the facts underlying management`s conclusion about the restatement(s).

3. Please tell us if your certifying officers considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-QSB for the quarter ended December 31, 2005.

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.


								Sincerely,



								Maureen Bauer
								Staff Accountant

Mr. Luke Lalonde
SuperDirectories, Inc.
May 4, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE